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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 29)

Alcan Inc.
(Name of Subject Company (Issuer))

Rio Tinto Canada Holding Inc.
an indirect wholly-owned subsidiary of Rio Tinto plc
and
 Rio Tinto plc
(Names of Filing Persons (Offeror))

Common Shares
(Title of Class of Securities)

(013716105)
(CUSIP Number of Class of Securities)

Ben Mathews
Rio Tinto plc
6 St James's Square
London SW1Y 4LD
United Kingdom
Tel: 011 44 20 7930 2399
with a copy to
Thomas B. Shropshire, Jr.
Linklaters LLP
One Silk Street
London EC2Y 8HQ
United Kingdom
Tel: 011 44 20 7456 2000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Bidders)

CALCULATION OF FILING FEE:

Transaction Valuation(1)	Amount of Filing Fee(1)(2)

$19,065,207,127	$585,302

(1)
For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the transaction value of the Alcan Common Shares to be received by Rio Tinto, assuming acceptance of the Offer by holders in the United States, is calculated as follows: 188,764,427 Alcan Common Shares in the United States, representing 50% of the entire issued share capital, multiplied by $101, the cash consideration being offered per Alcan Common Share, which yields $19,065,207,127, multiplied by 0.0000307, which yields $585,302. Each of the capitalized terms used is defined below.

(2)
Sent via wire transfer to the SEC on July 24, 2007.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid	Filing Party:
Form or Registration No.:	Date Field:

☐
Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issue tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☒
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

CUSIP No. 013716105

1.	Names of Reporting Persons. Rio Tinto plc

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization England

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 369,016,000
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 369,016,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 369,016,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 98.10%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 013716105

1.	Names of Reporting Persons. Rio Tinto Canada Holding Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK, AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Canada

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 369,016,000
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 369,016,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 369,016,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 98.10%

14.	Type of Reporting Person (See Instructions) CO

        This Amendment No. 29 further amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on July 24, 2007 (as amended, the "Schedule TO"), by Rio Tinto plc and by Rio Tinto Canada Holding Inc., an indirect wholly-owned subsidiary of Rio Tinto. Unless otherwise defined herein, all capitalized terms shall have the meaning given to them in the Circular filed as Exhibit (a)(1)(A) to the Schedule TO.

        At the expiration of the subsequent offering period at 6:00 p.m. Canada Eastern Time on November 8, 2007, a total of 369,016,000 Alcan common shares, representing 98.10% of Alcan common shares outstanding, were tendered pursuant to the Offer. The subsequent offering period is now ended and the Offer is closed for acceptance. The press release announcing the foregoing has been filed as Exhibit (a)(5)(SS) hereto and is incorporated herein by this reference.

ITEM 12. EXHIBITS

(a)(1)(A)°	Circular, dated July 24, 2007.
(a)(1)(B)°	Form of Letter of Transmittal.
(a)(1)(C)°	Form of Notice of Guaranteed Delivery.
(a)(1)(D)°	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)°	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)(A)°	Summary Advertisement in The Wall Street Journal, dated July 24, 2007.
(a)(5)(B)°	Press release announcing commencement of the Offer, dated July 24, 2007.
(a)(5)(C)°	Transcript of interview with Bloomberg UK, dated July 12, 2007.
(a)(5)(D)°	Transcript of interview with CNBC Europe, dated July 12, 2007.
(a)(5)(E)°	Transcript of interview with CNN International, dated July 12, 2007.
(a)(5)(F)°	Transcript of interview with CNBC US, dated July 19, 2007.
(a)(5)(G)°	Management slide presentation by Rio Tinto plc, dated August 2, 2007.
(a)(5)(H)°	Script of management slide presentation by Rio Tinto plc, dated August 2, 2007.
(a)(5)(I)°	News release announcing half-year results, dated August 2, 2007.
(a)(5)(J)°	Transcript of interview with BNN, dated July 18, 2007.
(a)(5)(K)°	Transcript of interview with the Australian Broadcasting Corporation, dated July 23, 2007.
(a)(5)(L)°	Memorandum to managers of Rio Tinto and Alcan, dated August 2, 2007.
(a)(5)(M)°	Press release relating to the Offer, dated August 7, 2007.
(a)(5)(N)°	Frequently Asked Questions about the Rio Tinto Offer for Alcan Inc., dated August 20, 2007.
(a)(5)(O)°	Press release announcing extraordinary general meetings, dated August 24, 2007.
(a)(5)(P)°	Press release announcing US antitrust approval, dated August 27, 2007.
(a)(5)(Q)°	Press release announcing completion of loan syndication for financing of Alcan acquisition, dated August 30, 2007.
(a)(5)(R)°	Press release announcing Canadian Competition Act clearance, dated August 30, 2007.
(a)(5)(S)°	Press release announcing Rio Tinto plc Extraordinary General Meeting, dated September 14, 2007.
(a)(5)(T)°	Notice of extension of the Offer, dated September 17, 2007.
(a)(5)(U)°	Letter to shareholders of Alcan announcing the extension of the Offer, dated September 17, 2007.
(a)(5)(V)°	Press release announcing the extension of the Offer, dated September 17, 2007.
(a)(5)(W)°	Press release announcing approval of the acquisition of Alcan by Rio Tinto shareholders, dated September 28, 2007.
(a)(5)(X)°	Press release announcing European competition clearance, dated October 2, 2007.
(a)(5)(Y)°	Press release announcing Australian Competition & Consumer Commission clearance, dated October 3, 2007.
(a)(5)(Z)°	Press release announcing French Government approval, dated October 4, 2007.
(a)(5)(AA)°	Press release announcing Exon-Florio clearance received, dated October 5, 2007.
(a)(5)(BB)°	Press release announcing Australian Foreign Investment Review Board approval, dated October 9, 2007.
(a)(5)(CC)°	Press release announcing Proposed Aluminium Business Executive Management Team, dated October 10, 2007.
(a)(5)(DD)°	Press release announcing receipt of Investment Canada Act approval, dated October 18, 2007.
(a)(5)(EE)°	Joint press release by Rio Tinto and Alcan, dated October 18, 2007, announcing receipt of regulatory approvals.
(a)(5)(FF)°	Advertisement dated October 19, 2007.
(a)(5)(GG)°	Press release announcing changes to the Rio Tinto Board of Directors, dated October 24, 2007.
(a)(5)(HH)°	Press release announcing the commencement of the Subsequent Offering Period, dated October 23, 2007.
(a)(5)(II)°	Press release announcing Alcan's joining of Rio Tinto, dated October 25, 2007.
(a)(5)(JJ)°	Presentation to Managers, dated October 25, 2007.

(a)(5)(KK)°	Q&A list relating to the Offer, dated October 25, 2007.
(a)(5)(LL)°	Letter to employees relating to the Offer, dated October 25, 2007.
(a)(5)(MM)°	Fact sheet relating to the Offer, dated October 25, 2007.
(a)(5)(NN)°	Press release announcing the acquisition of additional shares of Alcan, dated October 25, 2007.
(a)(5)(OO)°	Notice of extension of the Offer, dated October 25, 2007.
(a)(5)(PP)°	Press release announcing the acquisition of 90% of the shares of Alcan by Rio Tinto Canada Holding Inc., dated November 2, 2007.
(a)(5)(QQ)°	Press release announcing the acquisition of additional shares of Alcan, dated November 5, 2007.
(a)(5)(RR)°	Press release announcing the acquisition of additional shares of Alcan, dated November 7, 2007.
(a)(5)(SS)	Press release announcing the final results of the Offer, dated November 8, 2007.
(b)(1)°	Facility Agreement, dated July 12, 2007, among Rio Tinto, Credit Suisse, Deutsche Bank AG, London Branch, The Royal Bank of Scotland plc, and Societe Generale.
(d)(1)°	Support Agreement, dated July 12, 2007, among Alcan, the Offeror and Rio Tinto.
(d)(2)°	English language translation of undertakings and confirmations made by Rio Tinto and Offeror to the Government of Quebec and Alcan, dated July 11, 2007.
(d)(3)°	Confidentiality Agreement, dated April 11, 2007 between Alcan and Rio Tinto.
(d)(4)°	Amendment to Confidentiality Agreement, dated June 25, 2007.
(d)(5)°	Standstill Agreement, dated June 13, 2007, between Alcan and Rio Tinto.
(d)(6)°	Amendment to Support Agreement, dated July 20, 2007, among Alcan, the Offeror and Rio Tinto.
(g)°	None.
(h)°	None.

°
Previously filed with the SEC.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 9, 2007	RIO TINTO PLC
	By:	/s/ GUY ELLIOTT
	Name: Title:	Guy Elliott Finance Director
RIO TINTO CANADA HOLDING INC.
	By:	/s/ IAN RATNAGE
	Name: Title:	Ian Ratnage Director

EXHIBIT INDEX

(a)(1)(A)°	Circular, dated July 24, 2007.
(a)(1)(B)°	Form of Letter of Transmittal.
(a)(1)(C)°	Form of Notice of Guaranteed Delivery.
(a)(1)(D)°	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)°	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)(A)°	Summary Advertisement in The Wall Street Journal, dated July 24, 2007.
(a)(5)(B)°	Press release announcing commencement of the Offer, dated July 24, 2007.
(a)(5)(C)°	Transcript of interview with Bloomberg UK, dated July 12, 2007.
(a)(5)(D)°	Transcript of interview with CNBC Europe, dated July 12, 2007.
(a)(5)(E)°	Transcript of interview with CNN International, dated July 12, 2007.
(a)(5)(F)°	Transcript of interview with CNBC US, dated July 19, 2007.
(a)(5)(G)°	Management slide presentation by Rio Tinto plc, dated August 2, 2007.
(a)(5)(H)°	Script of management slide presentation by Rio Tinto plc, dated August 2, 2007.
(a)(5)(I)°	News release announcing half-year results, dated August 2, 2007.
(a)(5)(J)°	Transcript of interview with BNN, dated July 18, 2007.
(a)(5)(K)°	Transcript of interview with the Australian Broadcasting Corporation, dated July 23, 2007.
(a)(5)(L)°	Memorandum to managers of Rio Tinto and Alcan, dated August 2, 2007.
(a)(5)(M)°	Press release relating to the Offer, dated August 7, 2007.
(a)(5)(N)°	Frequently Asked Questions about the Rio Tinto Offer for Alcan Inc., dated August 20, 2007.
(a)(5)(O)°	Press release announcing extraordinary general meetings, dated August 24, 2007.
(a)(5)(P)°	Press release announcing US antitrust approval, dated August 27, 2007.
(a)(5)(Q)°	Press release announcing completion of loan syndication for financing of Alcan acquisition, dated August 30, 2007.
(a)(5)(R)°	Press release announcing Canadian Competition Act clearance, dated August 30, 2007.
(a)(5)(S)°	Press release announcing Rio Tinto plc Extraordinary General Meeting, dated September 14, 2007.
(a)(5)(T)°	Notice of extension of the Offer, dated September 17, 2007.
(a)(5)(U)°	Letter to shareholders of Alcan announcing the extension of the Offer, dated September 17, 2007.
(a)(5)(V)°	Press release announcing the extension of the Offer, dated September 17, 2007.
(a)(5)(W)°	Press release announcing approval of the acquisition of Alcan by Rio Tinto shareholders, dated September 28, 2007.
(a)(5)(X)°	Press release announcing European competition clearance, dated October 2, 2007.
(a)(5)(Y)°	Press release announcing Australian Competition & Consumer Commission clearance, dated October 3, 2007.
(a)(5)(Z)°	Press release announcing French Government approval, dated October 4, 2007.
(a)(5)(AA)°	Press release announcing Exon-Florio clearance received, dated October 5, 2007.
(a)(5)(BB)°	Press release announcing Australian Foreign Investment Review Board approval, dated October 9, 2007.
(a)(5)(CC)°	Press release announcing Proposed Aluminium Business Executive Management Team, dated October 10, 2007.
(a)(5)(DD)°	Press release announcing receipt of Investment Canada Act approval, dated October 18, 2007.
(a)(5)(EE)°	Joint press release by Rio Tinto and Alcan, dated October 18, 2007, announcing receipt of regulatory approvals.
(a)(5)(FF)°	Advertisement dated October 19, 2007
(a)(5)(GG)°	Press release announcing changes to the Rio Tinto Board of Directors, dated October 24, 2007.
(a)(5)(HH)°	Press release announcing the commencement of the Subsequent Offering Period, dated October 23, 2007.
(a)(5)(II)°	Press release announcing Alcan's joining of Rio Tinto, dated October 25, 2007.
(a)(5)(JJ)°	Presentation to Managers, dated October 25, 2007.

(a)(5)(KK)°	Q&A list relating to the Offer, dated October 25, 2007.
(a)(5)(LL)°	Letter to employees relating to the Offer, dated October 25, 2007.
(a)(5)(MM)°	Fact sheet relating to the Offer, dated October 25, 2007.
(a)(5)(NN)°	Press release announcing the acquisition of additional shares of Alcan, dated October 25, 2007.
(a)(5)(OO)°	Notice of extension of the Offer, dated October 25, 2007.
(a)(5)(PP)°	Press release announcing the acquisition of 90% of the shares of Alcan by Rio Tinto Canada Holding Inc., dated November 2, 2007.
(a)(5)(QQ)°	Press release announcing the acquisition of additional shares of Alcan, dated November 5, 2007.
(a)(5)(RR)°	Press release announcing the acquisition of additional shares of Alcan, dated November 7, 2007.
(a)(5)(SS)	Press release announcing the final results of the Offer, dated November 8, 2007.
(b)(1)°	Facility Agreement, dated July 12, 2007, among Rio Tinto, Credit Suisse, Deutsche Bank AG, London Branch, The Royal Bank of Scotland plc, and Societe Generale.
(d)(1)°	Support Agreement, dated July 12, 2007, among Alcan, the Offeror and Rio Tinto.
(d)(2)°	English language translation of undertakings and confirmations made by Rio Tinto and Offeror to the Government of Quebec and Alcan, dated July 11, 2007.
(d)(3)°	Confidentiality Agreement, dated April 11, 2007 between Alcan and Rio Tinto.
(d)(4)°	Amendment to Confidentiality Agreement, dated June 25, 2007.
(d)(5)°	Standstill Agreement, dated June 13, 2007, between Alcan and Rio Tinto.
(d)(6)°	Amendment to Support Agreement, dated July 20, 2007, among Alcan, the Offeror and Rio Tinto.
(g)°	None.
(h)°	None.

°
Previously filed with the SEC.

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ITEM 12. EXHIBITS
SIGNATURE
EXHIBIT INDEX